Prudential Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

October 1, 2016

The Board of Directors
The Prudential Investment Portfolios, Inc.
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Asset Allocation Funds
Prudential Conservative Allocation Fund
Prudential Moderate Allocation Fund
Prudential Growth Allocation Fund

To the Board of Directors:

Prudential Investments LLC has contractually agreed, through January 31, 2018 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, acquired fund fees and expenses, extraordinary and certain other expenses, including taxes and deferred tax expenses, interest and brokerage commissions) of each class of shares to 0.50% of each Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By: /s/ Scott E Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President